Total Number of Pages 59



08053572

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

SEC
Mail Processing
Section

JUN 2 0 2008

Washington, DC
101

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-7275

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

ConAgra Foods Retirement Income Savings Plan for Salaried Employees
ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ConAgra Foods, Inc.
One ConAgra Drive
Omaha, Nebraska 68102

PROCESSED
JUN 2 3 2008
THOMSON REUTERS

## REQUIRED INFORMATION

The financial statements of the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the table of contents below.

Table of Contents



All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

# McGladrey & Pullen

Certified Public Accountants

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

ConAgra Foods, Inc.
Employee Benefits Administrative Committee:

We have audited the accompanying statement of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Salaried Employees (the Plan) as of December31, 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Salaried Employees as of December 31, 2007 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Omaha, Nebraska
June 17, 2008

McGladrey & Pullen LLP serves clients' global business needs through its membership in RSM International (an affiliation of separate and independent legal entities).

McGladrey & Pullen

Certified Public Accountants

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

ConAgra Foods, Inc.
Employee Benefits Administrative Committee:

We have audited the accompanying statement of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees (the Plan) as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees as of December 31, 2007 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Omaha, Nebraska
June 17, 2008

McGladrey & Pullen LLP serves clients' global business needs through its membership in RSM International (an affiliation of separate and independent legal entities).



**KPMG LLP**
Suite 1501
Two Central Park Plaza
Omaha, NE 68102

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

**Report of Independent Registered Public Accounting Firm**

ConAgra Foods, Inc.
Employee Benefits Committee:

We have audited the accompanying statement of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Salaried Employees (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall individual financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Salaried Employees as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Omaha, Nebraska
June 25, 2007

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.



**KPMG LLP**
Suite 1501
Two Central Park Plaza
Omaha, NE 68102

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

## Report of Independent Registered Public Accounting Firm

ConAgra Foods, Inc.
Employee Benefits Committee:

We have audited the accompanying statement of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall individual financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Omaha, Nebraska
June 25, 2007

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

# CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
# · SALARIED EMPLOYEES
# · HOURLY RATE PRODUCTION EMPLOYEES

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
## DECEMBER 31, 2007

| ASSETS | CRISP Salary | CRISP Hourly |
|---|---|---|
| Plan Interest in Master Trust | $1,029,086,667 | $223,538,138 |
| Participant loans | 10,011,552 | 10,489,072 |
| Net Assets Available for Benefits, at Fair Value | 1,039,098,219 | 234,027,210 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts | (1,300,629) | (438,068) |
| Net Assets Available for Benefits | $1,037,797,590 | $233,589,142 |

See accompanying notes to the financial statements.

# CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
# · SALARIED EMPLOYEES
# · HOURLY RATE PRODUCTION EMPLOYEES

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
## DECEMBER 31, 2006

| ASSETS | CRISP Salary | CRISP Hourly |
|---|---|---|
| Plan Interest in Master Trust | $1,069,088,168 | $219,268,212 |
| Participant loans | 10,299,807 | 10,346,399 |
| Net Assets Available for Benefits, at Fair Value | 1,079,387,975 | 229,614,611 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts | 1,778,943 | 390,500 |
| Net Assets Available for Benefits | $1,081,166,918 | $230,005,111 |

See accompanying notes to the financial statements.

## CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
## · SALARIED EMPLOYEES
## · HOURLY RATE PRODUCTION EMPLOYEES

### STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
### YEAR ENDED DECEMBER 31, 2007

| | CRISP Salary | CRISP Hourly |
|---|---|---|
| Additions to Net Assets Attributed to: | | |
| Investment Income from Master Trust: | | |
| Interest and Dividends | $ 56,557,177 | $ 11,046,268 |
| Net Depreciation in Fair Value of Investments | (22,390,778) | (4,431,120) |
| Interest on Participant Loans | 744,233 | 724,035 |
| | 34,910,632 | 7,339,183 |
| Contributions: | | |
| Employee | 46,659,363 | 15,409,840 |
| Employer | 15,651,522 | 5,241,796 |
| | 62,310,885 | 20,651,636 |
| Total Additions | 97,221,517 | 27,990,819 |
| Deductions from Net Assets Attributed to: | | |
| Distributions to Plans' Participants | 142,832,679 | 23,276,799 |
| Trustee and Other Fees | 2,344,145 | 460,230 |
| Net Master Trust transfers | (3,585,448) | 3,585,448 |
| Total Deductions | 141,591,376 | 27,322,477 |
| (Decrease)/Increase in Net Assets | (44,369,859) | 668,342 |
| Plan Mergers In (Note 1) | 1,000,531 | 2,915,689 |
| Net Assets Available for Benefits, | | |
| Beginning of Year | 1,081,166,918 | 230,005,111 |
| End of Year | $ 1,037,797,590 | $ 233,589,142 |

See accompanying notes to the financial statements.

# CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
# · SALARIED EMPLOYEES
# · HOURLY RATE PRODUCTION EMPLOYEES

## STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
## YEAR ENDED DECEMBER 31, 2006

| | CRISP Salary | CRISP Hourly |
|---|---|---|
| Additions to Net Assets Attributed to: | | |
| Investment Income from Master Trust: | | |
| Interest and Dividends | $ 52,126,995 | $ 10,532,838 |
| Net Appreciation in Fair Value of Investments | 121,214,273 | 21,434,804 |
| Interest on Participant Loans | 785,963 | 609,018 |
| | 174,127,231 | 32,576,660 |
| Contributions: | | |
| Employee | 47,785,300 | 16,649,993 |
| Employer | 15,178,714 | 6,040,298 |
| | 62,964,014 | 22,690,291 |
| Total Additions | 237,091,245 | 55,266,951 |
| Deductions from Net Assets Attributed to: | | |
| Distributions to Plans' Participants | 182,966,541 | 31,709,953 |
| Trustee and Other Fees | 2,420,698 | 492,861 |
| Net Master Trust transfers | (602,093) | 602,093 |
| Total Deductions | 184,785,146 | 32,804,907 |
| Increase in Net Assets | 52,306,099 | 22,462,044 |
| Plan Mergers Out (Note 1) | (38,000,262) | (14,212,869) |
| Net Assets Available for Benefits, | | |
| Beginning of Year | 1,066,861,081 | 221,755,936 |
| End of Year | $ 1,081,166,918 | $ 230,005,111 |

See accompanying notes to the financial statements.

# CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
# • SALARIED EMPLOYEES
# • HOURLY RATE PRODUCTION EMPLOYEES

## NOTES TO FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2007 AND 2006

### 1. DESCRIPTION OF THE PLAN

*General*

The ConAgra Foods Retirement Income Savings Plans (CRISP)(the "Plans") are defined contribution savings plans sponsored by ConAgra Foods, Inc. (the "Company"). The Plans were established to provide certain employees with a formal plan under which their savings are supplemented by Company contributions. There are two separate plans; one for salaried employees (ConAgra Foods Retirement Income Savings Plan for Salaried Employees or "CRISP Salary") and one for hourly employees (ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees or "CRISP Hourly"). The Plans have different eligibility requirements, contribution limitations and provisions. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The ConAgra Foods Employee Benefits Administrative Committee (the "Committee") manages the operation and administration of the Plans as the Plan Administrator, as defined in Section 3(16) of ERISA. The following brief description of the Plans is provided for informational purposes only and describes the Plans as amended. Participants should refer to the CRISP Salary and CRISP Hourly plan documents for more complete information.

Effective December 3, 2007, the Lincoln Snacks Company Retirement 401(k) Plan merged into CRISP Salary and CRISP Hourly.

Effective November 13, 2006, the Plan assets associated with the participants of the Puerto Rico Molinos location were transferred out of the Plans to a Puerto Rico sponsored plan due to legal entity restructuring.

Effective June 5, 2006, the Plan assets associated with the participants of the Cooks Ham business, which was sold by the Company, were transferred out of the Plans.

Participants may direct their investment into one or more of the ten investment options within the Master Trust. The investment options are as follows:

- *ConAgra Foods, Inc. Common Stock Fund A*
- *Small-Cap Select Fund (Century Small Cap Select Fund – Institutional Shares)*
- *International Equity Growth Fund (Vanguard International Growth Fund)*
- *Large Cap Growth Stock Fund (T. Rowe Price Large-Cap Growth Stock Fund)*
- *Mid-Cap Value Fund (T. Rowe Price Mid Cap Value Fund)*
- *Large-Cap Value Fund (American Century Large Cap Value)*

- *Equity Index Fund (Vanguard Institutional Index Fund)*
- *Investment Allocation Fund (Fidelity Asset Manager)*
- *Longer-Term Fixed Income Fund (Vanguard Total Bond Market Index Fund Institutional)*
- *Shorter-Term Fixed Income Fund (Fidelity Interest Income Fund)*

In addition, the Master Trust holds participant investments in the ConAgra Foods Stock Fund B. The ConAgra Foods Stock Fund B includes all of the shares of Company common stock that were in the ConAgra Foods Stock Fund on December 31, 2001. On October 1, 2004, the Company received approval from the IRS to do a quarterly sweep of funds in the ConAgra Stock Fund A to ConAgra Foods Stock Fund B. This quarterly sweep of assets began on January 24, 2005. ConAgra Foods Stock Fund B represents the Employee Stock Ownership Plan portion of the ConAgra Foods Stock Fund investment. Participants have the option of receiving the dividends associated with the stock held in the ConAgra Foods Stock Fund B in cash or reinvesting the dividends back into the fund. Effective January 1, 2008, participants can no longer direct investments into the ConAgra Foods Stock Fund A.

*Contributions and Vesting*

Qualifying salaried and hourly employees of participating ConAgra Foods, Inc. companies are eligible to participate in the Plans upon employment, or once they have met the eligibility requirements for the supplement, under the Plan, in which they participate. Participation is voluntary, except for certain CRISP Hourly participants, and contributions are made through payroll deductions. Contributions of 1% to 25% of cash compensation may be made on a pre-tax basis for both plans and of 1% to 10% and 1% to 22% on an after-tax basis for CRISP Salary and CRISP Hourly, respectively. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions as set forth in the Internal Revenue Code. Total contributions by a participant for any year may not exceed 35% of cash compensation for CRISP Salary and CRISP Hourly, respectively, and are subject to the maximum contribution limitations under ERISA and the Internal Revenue Code. Certain supplements within CRISP have various contribution limits that may differ from those listed above. Due to limitations of the Internal Revenue Code and ERISA, contributions by "highly compensated" participants are restricted. Employee contributions and earnings thereon vest immediately.

The Company makes matching contributions to the Plans based on the applicable Plan supplement in which they participate. The various matches range from 20% to 66 2/3% and from 10% to 66 2/3% of the employee's deferral up to 4% to 6% and up to 4% to 6% of the employee's annual cash compensation depending upon which Plan the employee participates in.

Company contributions and earnings thereon, except for those amounts relating to certain CRISP Hourly participants, vest 20% per year of continuous service, with full vesting occurring after five years. Full vesting also occurs if the participant becomes totally and permanently disabled, dies, or reaches the normal retirement age of 65.

*Participant Accounts*

Individual accounts are maintained for each Plans' participant. Each participant's account is credited with the participant's contribution; allocations of the Company's matching contribution and the Company's discretionary contributions and plan earnings. The participant's account is also charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

*Forfeitures*

At December 31, 2007, the CRISP Hourly forfeited non-vested accounts totaled $67,190 and the CRISP Salary forfeited non-vested accounts totaled $480,083. At December 31, 2006 the CRISP Hourly forfeited non-vested accounts totaled $77,915 and the CRISP Salary forfeited non-vested accounts totaled $445,046. These accounts are used to reduce future Company contributions. In 2007 and 2006, Company contributions to the CRISP Salary Plan were reduced by $1,435,313 and $2,131,563, respectively. Additionally, in 2007 and 2006, Company contributions to the CRISP Hourly Plan were reduced by $145,496 and $183,151, respectively.

*CRISP Hourly Participants*

Participation in the CRISP Hourly Plan is governed by the collective bargaining agreements of the participating locations or general plan provisions for any non-union employees. Certain provisions of these agreements require mandatory participation in the CRISP Hourly Plan after an employee meets minimum continuous service requirements, which generally equal one year. The amounts contributed by the employees are subject to the terms of the various collective bargaining agreements, and the contribution limitations under ERISA and the Internal Revenue Code. Company contributions and vesting are also set forth in the various collective bargaining agreements.

*Participant Loans and Withdrawals*

Based on various applicable Plan supplements, a CRISP Salary and non-union CRISP Hourly participant may borrow up to 50% of his/her vested account balance up to $50,000. The loans are repaid through payroll deductions within five years, unless the loan proceeds are used to purchase a primary residence, in which case the loan may be repaid within ten years. The loans carry a market rate of interest as determined by the Plan's administrator, currently ranging from 5% to 10%. The minimum amount that may be borrowed is $1,000. The Plans allow for hardship withdrawals of pre-tax or after-tax account balances and for general withdrawals of after-tax amounts. Balances may also be withdrawn after the participant reaches the age of fifty-nine and a half or upon the termination of employment, death, long-term disability, or retirement of the employee. Restrictions and available forms of the payouts are detailed in the respective Plan documents.

*Plan Termination*

The term of the Plans are indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plans remain for the exclusive benefit of the Plans' participants and beneficiaries. In the event the Plans are terminated, each participant's Company contribution becomes fully vested. The Company may direct State Street Bank and Trust Company (the "Trustee") either to distribute the Plans' assets to the participants, or to continue the trust and distribute benefits as though the Plans had not been terminated.

*New Accounting Pronouncements*

As of December 31, 2006, the Plans adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution, health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006. The Plans have adopted the provisions of the FSP as of December 31, 2006.

As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investments contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plans' statements of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Adoption of the FSP had no effect on the statement of changes in net assets available for benefits for any period presented.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. It applies other pronouncements that require or permit fair value but does not require any new fair value measurements. The statement defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." SFAS 157, as it relates to financial assets and liabilities, is effective for the Plans beginning January 1, 2008.

In February 2008, the FASB issued FSP FAS 157-2, "Effective Date of FASB Statement No. 157" (FSP FAS 157-2), which permits a one-year deferral of the application of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statement on a recurring basis (at least annually).

The Plans will adopt SFAS 157 and FSP FAS 157-2 effective January 1, 2008. Accordingly, the provisions of SFAS 157 will not be applied to nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statement on a recurring basis, until January 1, 2009. The Committee is currently analyzing the impact of SFAS 157 on the Plan's financial statements.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting***

The financial statements include the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United State of America.

***Investment Valuation and Income Recognition***

The Plans' investment assets are held in a master trust (see note 3). The Plans' investments are stated at fair value. The investment in common stock of ConAgra Foods, Inc. is stated at the fair value as determined by the closing market price of such stock on the New York Stock Exchange on the last business day of the year. Mutual funds are stated at year-end, at their fair value as published in the Wall Street Journal. Invested cash is stated at redemption value or at cost, which approximates fair value. Investments in insurance company investment contracts (GICs) are stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of the GIC is calculated by discounting the related cash flows based on current yields of similar investments with comparable durations. Participant loans are stated at their outstanding balances, which approximates fair value.

Net appreciation or depreciation in the fair value of investments, including realized gains (losses) on sales of investments, is based upon the fair value as determined by quoted market prices of the security at the beginning of the year or on an average cost basis relating to securities acquired during the year.

Interest and dividend income are recorded on the accrual basis. Security transactions are recorded as of the trade date.

*Fees and Expenses*

Fees, brokerage commissions and expenses that are incurred directly in the interest of the Plans are charged to the Plans.

*Payment of Benefits*

Benefits are recorded when paid.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

## 3. INTEREST IN MASTER TRUST

The Plans' investment assets are held in a trust account at the Trustee and consist of an interest in an investment account of the ConAgra Foods, Inc. Defined Contribution Plans Master Trust (the "Master Trust"), which is a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets of the CRISP Salary and CRISP Hourly Plans for investment and administrative purposes. Although assets of the Plans are commingled in the Master Trust, the Plans' recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating Plans.

The net investment income of the investment assets is allocated by the Plans' recordkeeper to each participating Plan based on the relationship of an individual Plan interest to the total of the interests of the participating Plans.

The investments of the Master Trust at December 31, 2007 and at December 31, 2006 are summarized as follows:

| | 2007 | 2006 |
|---|---|---|
| **Assets:** | | |
| Investments at Fair Value: | | |
| Common stock | $ 219,526,222 | $ 280,037,331 |
| Mutual funds | 825,044,115 | 807,151,185 |
| Guaranteed investment contracts | 201,092,810 | 196,034,853 |
| Invested cash | 6,476,931 | 4,311,328 |
| Total Investments, at fair value | 1,252,140,078 | 1,287,534,697 |
| Adjustments from fair value to contract value for for fully benefit-responsive insurance contracts | (1,738,697) | 2,169,443 |
| Interest and Dividends Receivable | 861,759 | 2,181,398 |
| Total Assets | 1,251,263,140 | 1,291,885,538 |
| **Liabilities:** | | |
| Other Liabilities | 377,032 | 1,359,715 |
| Total Liabilities | 377,032 | 1,359,715 |
| Net Assets Available in the Master Trust | $ 1,250,886,108 | $ 1,290,525,823 |

The net investment income (loss) of the Master Trust for the years ending December 31, 2007 and December 31, 2006 is summarized as follows:

| | 2007 | 2006 |
|---|---|---|
| Dividend and interest income | $ 67,603,445 | $ 62,659,833 |
| Net appreciation (depreciation) of investments: | | |
| Common stock | (31,061,484) | 76,272,063 |
| Mutual funds | 4,239,586 | 66,377,014 |
| Net appreciation (depreciation) of investments | (26,821,898) | 142,649,077 |
| Net investment income | $ 40,781,547 | $ 205,308,910 |

The Plans' interest in the Master Trust, as a percentage of net assets available in the Master Trust, was approximately 82% for CRISP Salary and 18% for CRISP Hourly at December 31, 2007 and was approximately 83% for CRISP Salary and 17% for CRISP Hourly at December 31,2006. While the Plans participate in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest in. Therefore, the Master Trust investment income/(loss) may not be allocated evenly among the Plans participating in the Master Trust.

## 4. SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

The Master Trust holds investments in Synthetic Guaranteed Investment Contracts (Synthetic GICs). These investments are presented at fair value. Synthetic GICs consist of an asset or collection of assets that are owned by the fund, and a benefit responsive, book value wrapper contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant withdrawals. The crediting interest rate of the contract is set at the start of the contract and is reset quarterly.

Certain events limit the ability of the Plans to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial termination or merger with another plan); (ii) changes to the Plans' prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plans' sponsor or other Plans' sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plans or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plans' ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the insurance companies to terminate prior to the scheduled maturity.

The average yield of the Synthetic GICs based on actual earnings was approximately 4.78% and 4.33% at December 31, 2007 and 2006, respectively. The average yield of the Synthetic GICs based on the interest rate credited to participants was approximately 4.58% and 4.36% at December 31, 2007 and 2006, respectively.

## 5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and has informed the Company by a letter dated January 9, 2006, for CRISP Salary and a letter dated January 17, 2006 for CRISP Hourly that the related trusts were designed in accordance with the applicable regulations of the Internal Revenue Code. The Company and the plan administrator believe that the Plans are currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plans and related trusts continue to be tax-exempt.

A participant's basic and supplemental contributions are made on a pre-tax basis, i.e., excluded from gross income for tax purposes, but such contributions are subject to social security taxes. These contributions will be taxed to the participant upon receipt. Amounts contributed by the Company are deductible currently by the Company. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution.

## 6. RELATED PARTY TRANSACTIONS

The Master Trust investments include 9,227,668 and 10,371,753 shares ConAgra Foods, Inc. Common Stock with a fair value of $219,526,222 and $280,037,331 at December 31, 2007 and December 31, 2006, respectively. ConAgra Foods, Inc. is the sponsor of the Plans and the Master Trust and, therefore, these transactions qualify as related party transactions.

The Plans' invested cash in the Shorter-Term Fixed Income and ConAgra Stock Funds are managed by State Street. State Street is the Trustee as defined by the Plans and, therefore, these transactions qualify as party-in-interest transactions.

## 7. RISK AND UNCERTAINTIES

The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

## CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
## · SALARIED EMPLOYEES
## · HOURLY RATE PRODUCTION EMPLOYEES

**Form 5500, Schedules H, Line 4i**
**Schedule of Assets (Held at End of Year)**
**DECEMBER 31, 2007**

| ASSETS | CRISP Salary | CRISP Hourly |
|---|---|---|
| Plan Interest in Master Trust | $1,029,086,667 | $223,538,138 |
| Participant loans, with interest rates ranging from 5% to 12% with various maturity dates | 10,011,552 | 10,489,072 |
| Total Assets | $1,039,098,219 | $234,027,210 |

See accompanying reports of independent registered public accounting firm

**SIGNATURES**

*The Plan*. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS**

Date 6/19/08

By 
ConAgra Foods Employee Benefits Administrative Committee

## EXHIBIT INDEX

| Exhibit Number | Description |
|---|---|
| I | Consent of Independent Registered Public Accounting Firm |
| II | Consent of Independent Registered Public Accounting Firm |

**Exhibit I**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
ConAgra Foods, Inc.:

We consent to the incorporation by reference in registration statements (Nos. 2-96891, 2-81244, 33-15815, 33-28079, 33-17573, 33-48295, 33-50113) on Form S-8 of ConAgra Foods, Inc. of our reports dated June 4, 2008, relating to the statement of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Salaried Employees as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007 and the related supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), and the statement of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007 and the related supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), which reports appear in the December 31, 2007, annual report on Form 11-K of ConAgra Foods Retirement Income Savings Plan for Salaried Employees and ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees.

McGladrey & Pullen, LLP

Omaha, Nebraska
June 17, 2008

**Exhibit II**

**Consent of Independent Registered Public Accounting Firm**

The Board of Directors
ConAgra Foods, Inc.:

We consent to the incorporation by reference in registration statements (Nos. 2-96891, 2-81244, 33-15815, 33-28079, 33-17573, 33-48295, 33-50113) on Form S-8 of ConAgra Foods, Inc. of our reports dated June 25, 2007, relating to the statement of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Salaried Employees as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended, and the statement of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended, which reports appear in the December 31, 2007, annual report on Form 11-K of ConAgra Foods Retirement Income Savings Plan for Salaried Employees and ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees.

KPMG LLP

Omaha, Nebraska
June 16, 2008

111407

**THIRTEENTH AMENDMENT**
**TO THE**
**CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN**
**(Amended and Restated Effective January 1, 2005)**

The ConAgra Foods Retirement Income Savings Plan ("Plan") is hereby amended, effective December 3, 2007, except as otherwise provided, in the following respects:

(A) Section 1.13 of Supplement SM is amended to read as follows, effective September 5, 2007:

1.13 **Employee** Those Employees employed by Monfort of Colorado, Inc., a subsidiary of ConAgra Foods, Inc., and effective January 1, 2002, those Employees employed by Zoll Foods. Effective January 1, 2004, the Employees described in this paragraph shall no longer actively participate in this Supplement SM.

Notwithstanding the preceding paragraph, all Employees identified in Section 2.03 of the Plan shall be covered under this Supplement SM.

Effective January 1, 2005, those Employees employed at the Cook Family Foods, a division of ConAgra Foods, Inc., at its facilities in Grayson, Kentucky; Kansas City, Missouri; or Lincoln Nebraska shall be covered under this Supplement SM (moved from Supplement SC). Effective April 2, 2006, Cooks Family Foods was divested from the Employer.

Effective January 1, 2005, those Employees employed at the Employer's Foodservice Company – Lamb-Weston shall be covered under this Supplement SM and, effective May 30, 2005, exception hourly Employees at the Lamb-Weston Administration Headquarters, Lamb-Weston Technical Center, and Lamb-Weston Illinois Sales (formerly covered under Supplement HL of the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees) shall be covered under this Supplement SM.

Effective January 3, 2005, those Employees employed at the Employer's Culinary Products – Fernandos locations in Compton, California and LaPalma, California shall be covered under this Supplement SM.

Effective May 19, 2006, those Employees employed at the Employer's Lamb-Weston Morrow Processing facility shall be covered under this Supplement SM.

Effective March 31, 2006, Seafood operations were closed.

Effective August 7, 2006, Refrigerated Foods and Deli Foods Cheese locations were sold to Fairmount Food Group.

Effective October 2, 2006, Refrigerated Foods, Hastings, NE Meats was sold to Smithfields – Farmland, Refrigerated Foods – Meats was sold to Smithfields – John Morrell Company, Refrigerated Foods – Turkey was sold to Smithfields Carolina Turkey Company and Frozen Foods Group – Mama Rosa's Sidney, OH was sold to Plaza Belmont.

Effective September 5, 2007, those salaried and exception hourly Employees employed at the Lincoln Snacks facility at Lincoln, Nebraska shall be covered under this Supplement SM.

(B) Section 1.32 of Supplement SM is amended to read as follows:

**1.32** **Prior Plan** With respect to Employees employed by Monfort of Colorado, Inc., the Prior Plan is the Monfort 401(k) Plan as in effect on December 31, 1996. With respect to Employees employed by Zoll Foods, the Prior Plan is the Zoll Foods 401(k) Plan, as in effect on December 31, 2001. With respect to Employees employed by Lamb-Weston, the Prior Plan is the Voluntary Investment and Profit Sharing Plan for Regular Salaried Employees of Lamb-Weston, Inc. 1997 Restatement, which was merged into this Plan effective December 31, 2004. With respect to salaried and exception hourly Employees employed by Lincoln Snacks, the Prior Plan is the Lincoln Snacks Company Employee Retirement and 401(k) Plan.

(C) Section 1.36 of Supplement SM is amended to read as follows:

**1.36** **Service** For the period prior to January 1, 1997, the Service of a Participant employed by Monfort of Colorado, Inc. shall be equal to the number of completed Years of Service under the Prior Plan as of December 31, 1996. For the period prior to January 1, 2002, the Service of a Participant employed by Zoll Foods shall be equal to the number of completed Years of Service under the Prior Plan as of December 31, 2001. For the period prior to January 1, 2005, the Service of a Participant employed by Lamb-Weston shall include Years of Service under the Prior Plan as of December 31, 2004. For Employees of the Lamb-Weston Morrow Processing facility who became covered under this Supplement on May 19, 2006, Service shall include employment with R.D. Offutt Company - Northwest prior to such date. For Lincoln Snacks Employees, Service shall include Years of Service under the Prior Plan prior to September 5, 2007, provided that such Years of Service will include a full year for the period from January 1, 2007 to September 5, 2007, whether or not the Participant was credited with 1,000 Hours of Service during that period.

(D) Section 4.02(c) of Supplement SM is amended to add the following to the end thereof:.

**4.02(c)** **Change of Investment for Current Accounts**

. . .

Salaried Participants employed by Lincoln Snacks shall have their Prior Plan Accounts automatically reinvested as follows based upon the investment of their Accounts in the Prior Plan

| Prior Plan Account balances invested in the following Prior Plan investment funds | Will be reinvested in the following investment funds of this Plan |
|---|---|
| M&I Stable Principal | Fidelity's CRISP Interest Income |
| PIMCO Total Return | Vanguard Total Bond Market Index-Inst. Shares |
| M&I Target Retire 2010 | Fidelity Asset Manager – Investment Allocation |
| M&I Target Retire 2020 | Fidelity Asset Manager – Investment Allocation |
| M&I Target Retire 2030 | Fidelity Asset Manager – Investment Allocation |
| M&I Target Retire 2040 | Fidelity Asset Manager – Investment Allocation |
| M&I Target Retire 2050 | Fidelity Asset Manager – Investment Allocation |
| Vanguard 500 Index | Vanguard Institutional Index Fund – Plus Shares |
| Dodge & Cox Stock – Large Value | American Century Large Cap Value |
| Goldman Sachs Mid Cap Value | T Rowe Price Mid Cap Value Shares |
| Growth Fd of America – Large Growth | T Rowe Price Large Cap Growth Stock |
| American EuroPacific | Vanguard International Growth – Admiral Shares |
| Munder Mid Cap Core Growth | Century Small Cap Select – Inst. Shares |
| Buffalo Small Cap | Century Small Cap Select – Inst. Shares |
| WF Adv Small Cap Val | Century Small Cap Select – Inst. Shares |

(E) Section 5.02 of Supplement SM is amended to add the following to the end thereof:

**5.02** **Amount of Distributions/Distributable Events** - Employees who terminated employment with ConAgra Foods, Inc. on September 18, 2002 as a result of the divestiture of the ConAgra Foods, Inc. Red Meat Companies, shall be fully vested in their Accounts under this Plan, regardless of their years of Service, effective September 18, 2002.

For any Participant employed by Lamb-Weston who had an account balance under the Prior Plan on December 31, 2004, the full value of his Accounts shall be distributable to such a Participant who terminates employment on or after the attainment of age 55 for any reason regardless of his years of Service.

Participants who terminated employment with the Employer as a result of the closure of the Seafood operations, shall be fully vested in their Accounts, regardless of their years of Service, effective March 31, 2006.

Participants who terminated employment with the Employer as a result of the divestiture of the Cook's Family Foods, shall be fully vested in their Accounts, regardless of their years of Service, effective April 2, 2006.

Participants who terminated employment with the Employer as a result of the sale of the Refrigerated Foods and Deli Foods Cheese locations to Fairmount Food Group shall be fully vested in their Accounts, regardless of their years of Service, effective August 7, 2006.

Participants who terminated employment with the Employer as a result of the sale of Refrigerated Foods – Hastings, NE Meats to Smithfields – Farmland, Refrigerated Foods – Meats to Smithfields – John Morrell Company, Refrigerated Foods – Turkey to Smithfields Carolina Turkey Company and Frozen Foods Group – Mama Rosa's Sidney, OH to Plaza Belmont, shall be fully vested in their Accounts, regardless of their years of Service, effective October 2, 2006.

For Lincoln Snacks Participants, the provisions of Section 5.02 shall apply, except that their Prior Plan Accounts will be fully vested as of December 3, 2007.

(F) Section 5.04 of Supplement SM is amended to add the following to the end thereof:

**"5.04 <u>Forms of Distribution</u>**

. . .

For Lincoln Snacks Participants, the provisions of Section 5.04 shall apply, which means that certain forms of distribution that were available under the Prior Plan will not be available under this Plan."

Executed this 15th day of November, 2007, effective as provided herein.

**CONAGRA FOODS, INC.**



By ______________________

**Pete Perez**
**EVP, Human Resources**

m:\kcm\cge\crisp\014ram13.doc

111407

**SUMMARY OF THE CHANGES**
**CONTAINED IN**
**THIRTEENTH AMENDMENT**
**TO THE**
**CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN**
**(Amended and Restated Effective January 1, 2005)**

(A) Section 1.13 of Supplement SM is amended to include salaried Lincoln Snacks Employees.

(B) Section 1.32 of Supplement SM is amended to define the Prior Plan for the salaried Lincoln Snacks Employees.

(C) Section 1.36 of Supplement SM is amended to include Years of Service under the Prior Plan for the salaried Lincoln Snacks Employees, including a full year for the period from January 1, 2007 to September 5, 2007.

(D) Section 4.02(c) of Supplement SM is amended to map the movement of investments from Lincoln Snacks investment funds to CRISP funds.

(E) Section 5.02 to Supplement SM is amended to fully vest Prior Plan Accounts.

(F) Section 5.04 to Supplement SM is added to reflect the elimination of certain forms of distribution that were available under the Prior Plan.

m:\kcm\cga\crisp\014ram13.doc

120707

**FOURTEENTH AMENDMENT**
**TO THE**
**CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN**
**(Amended and Restated Effective January 1, 2005)**

The ConAgra Foods Retirement Income Savings Plan ("Plan") is hereby amended, effective January 1, 2008, except as otherwise provided, in the following respects:

(A) Sections 3.01(a) and (b) are amended to read as follows:

"**Section 3.01(a) - Pre-Tax Contributions** For each Accounting Year, a Participant who is not a Highly Compensated Employee may make Pre-Tax Contributions of not less than 1% nor more than 25% of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 35% of his Compensation for the Accounting Year.

For each Accounting Year, a Participant who is a Highly Compensated Employee may make Pre-Tax Contributions of not less than 1% nor more than 15% of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 25% of his Compensation for the Accounting Year. Notwithstanding the preceding sentence, for purposes of this Section, a Highly Compensated Employee shall not be subject to the more limited contribution limitations for Highly Compensated Employees under this Section until such Highly Compensated Employee is actually determined to be a Highly Compensated Employee pursuant to the administration of the Plan.

Such contributions shall be contributed to the Participant's Pre-Tax Contribution Account."

"**Section 3.01(b) - After-Tax Contributions** For each Accounting Year, a Participant may make After-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments. Notwithstanding the preceding sentence, for a Participant who is not a Highly Compensated Employee, the sum of his Pre-Tax Contributions and After-Tax Contributions shall not exceed 35% of his Compensation for the Accounting Year and for a Participant who is a Highly Compensated Employee, the sum of his Pre-Tax Contributions and After-Tax Contributions shall not exceed 25% of his Compensation for the Accounting Year. Notwithstanding the preceding sentence, for purposes of this Section, a Highly Compensated Employee shall not be subject to the more limited contribution limitations for Highly Compensated Employees under this Section until such Highly Compensated Employee is actually determined to be a Highly Compensated Employee pursuant to the administration of the Plan.

Notwithstanding any provision of this Section to the contrary, a Participant whose Pre-Tax Contribution election for an Accounting Year exceeds the annual limit described in

Section 3.04 may elect to have the excess contributed to the Plan as an After-Tax Contribution; provided, however, in no event shall the Participant's total After-Tax Contributions for the Accounting Year exceed 10% of his Compensation for the Accounting Year or shall the sum of a Participant's Pre-Tax Contributions and After-Tax Contributions exceed 35% or 25% of his Compensation for the Accounting Year as provided in the preceding paragraph.

Such contributions shall be contributed to the Participant's After-Tax Contribution Account."

(B) Section 4.01 is amended to read as follows:

**"Section 4.01 - Investment Funds**

There shall be established within the Trust Fund the following investment funds selected by the Committee. Except for amounts temporarily held pending investment and amounts held for disbursement, monies invested in the respective investment funds shall be invested in the manner described below:

The Shorter-Term Fixed Income Fund shall be invested in fixed income securities generally maturing not more than 6 years following the date of purchase.

The Longer-Term Fixed Income Fund shall be invested in fixed income securities of the U.S. Government and investment grade corporate fixed income securities generally maturing between 5 and 7 years following the date of purchase.

The Investment Allocation Fund shall be invested in a mixture of stock and bonds of U.S. and foreign corporations and short-term fixed income instruments.

The Equity Index Fund shall be invested in those securities included in the Standard and Poor's 500 with the investment in each security generally proportionate to its relative market value among all securities included in such index.

The Large-Cap Value Fund shall be invested in large, well-established companies that are believed to be undervalued.

The Mid-Cap Value Fund shall be invested in profitable established companies that have grown from small to midsize, and larger companies that have fallen out of favor but are expected to recover.

The Large-Cap Growth Stock Fund shall be invested in stocks of large companies that are expected to grow at above average rates (effective August 2, 2004).

The International Equity Growth Fund shall be invested exclusively in the equity securities of companies based outside of the United States that, in the opinion of the fund's manager, are expected to achieve above-average growth.

The ConAgra Foods Stock Fund shall be invested in Employer Stock. Notwithstanding any other provision of this Plan, there shall be no new investments into the ConAgra Foods Stock Fund after December 31, 2007.

The Small Cap Select Fund shall be invested in the equity securities of smaller companies that are believed to be undervalued (effective September 30, 2005).

The Target Retirement Funds shall be invested in a mixture of stock and bonds with weightings varying depending on the Participant's chosen projected retirement date.

The Committee may add or eliminate investment funds at its discretion, without formal amendment to this Plan document."

(C) Section 4.02(a) is amended to read as follows:

**"Section 4.02(a) - Direction by Employees** A Participant may direct the investment of his combined contributions to his Pre-Tax Contribution Account, After-Tax Contribution Account, Matching Contribution Account, Rollover Account or Transfer Account in 1% increments among the Plan's investment funds.

An Eligible Employee shall direct the investment of his Accounts upon his initial enrollment in the Plan. In the absence of any direction from the Employee, the contributions shall be invested in the Target Retirement Fund applicable to the Participant based on his date of birth as specified by the Committee. Automatic Employee Contributions shall be invested in the Target Retirement Fund applicable to the Participant based on his date of birth as specified by the Committee unless the Participant has directed the investment of all or any portion of his contributions among the Plan's investment funds."

(D) Section 5.02(b) is amended, effective September 10, 2006, to add the following to the end thereof:

**"Section 5.02(b)** . . .

Notwithstanding any other provision hereof or any Supplement hereto, Participants who terminated employment with the Employer as a result of the Sale of the Malt Business shall be fully vested in their Accounts under this Plan, regardless of their years of Service, effective September 10, 2006.

Notwithstanding any other provision hereof or any Supplement hereto, Participants who terminated employment with the Employer as a result of the Sale of the Food Ingredients operation at the South Sioux City, Nebraska Mill shall be fully vested in their Accounts under this Plan, regardless of their years of Service, effective November 20, 2006."

(E) Article XIII is added to read as follows:

"ARTICLE XIII

ROTH 401(K) DEFERRALS

**Section 13.01 – Eligibility for Roth Deferrals**

The Plan's definitions and terms are amended as follows to allow for Roth Deferral Contributions as of January 1, 2008. Roth Deferral Contributions shall be treated in the same manner as Pre-Tax Contributions for all Plan purposes except as provided in this Article. The Committee may, in operation, implement deferral election procedures consistent with Section 3.01, provided such procedures are communicated to Participants and permit Participants to modify their elections at least once each Accounting Year. All Participants eligible to make Pre-Tax Contributions shall be eligible to make Roth Deferral Contributions, provided that Puerto Rican Employees and Employees included in a unit of collective bargaining will not be eligible to make Roth Deferral Contributions.

**Section 13.02 – Separate Designation and Accounting**

"Roth Deferral Contributions" means a Participant's Pre-Tax Contributions that are includible in the Participant's gross income at the time deferred and have been irrevocably designated as Roth Deferral Contributions by the Participant in his or her deferral election. A Participant's Roth Deferral Contributions will be separately accounted for, as will gains and losses attributable to those Roth Deferral Contributions, in a Roth Deferral Contribution account. The Roth Deferral Contribution account shall be a sub-account of the Participant's Pre-Tax Contribution Account. However, forfeitures may not be allowed to such account. The Plan shall maintain a record of a Participant's Roth Deferral Contributions that have not been distributed. Roth Deferral Contributions are not considered Employee contributions for Plan purposes.

**Section 13.03 – Ordering Rules for Distributions**

Anything contained in the Plan to the contrary, notwithstanding, whenever a Participant's Pre-Tax Contributions are to be distributed, the Participant may elect whether Pre-Tax Contributions or Roth Deferral Contributions shall be distributed first. Absent such an election, the Committee operationally shall implement an ordering rule procedure for this purpose.

**Section 13.04 – Corrective Distributions Attributable to Roth Deferral Contributions**

For any Accounting Year in which a Participant may make both Roth Deferral Contributions and Pre-Tax Contributions, the Committee operationally shall implement an ordering rule procedure for the distribution of Excess Deferrals (Code Section 402(g)), Excess Contributions (Code Section 401(k)), Excess Aggregate Contributions (Code Section 401(m)), and Excess Annual Additions (Code Section 415). Such ordering rules shall specify whether Pre-Tax Contributions or Roth Deferral Contributions are distributed first, to the extent such type of deferral contribution was made for the year.

**Section 13.05 – Hardship Distributions**
A Participant's Roth Deferral Contributions shall be available for hardship withdrawals pursuant to Section 5.07(b), subject to the same conditions that apply to Pre-Tax Contributions.

**Section 13.06 – Loans**
A Participant's Roth Deferral Contributions shall be available for a loan pursuant to Section 6.01, subject to the same conditions that apply to Pre-Tax Contributions.

**Section 13.07 – Rollovers**
A direct rollover of a distribution from a Participant's Roth Deferral Contribution account shall only be made to another Roth Deferral Contribution account of an applicable retirement plan as described in Code Section 402A(e)(1) or to a Roth IRA as described in Code Section 408A, and only to the extent the rollover is permitted under the rules of Code Section 402(c).

> **Section 13.07(a)** The Plan shall not accept rollover contributions to a Participant's Roth Deferral Contribution account.
>
> **Section 13.07(b)** The Plan shall not provide for a direct rollover (including an automatic rollover) for distributions from a Participant's Roth Deferral Contribution account if the amount of the distributions that are eligible rollover distributions are reasonably expected to total less than $200 during a year. In addition, any distribution from a Participant's Roth Deferral Contribution account is not taken into account in determining whether distributions from a Participant's other Accounts are reasonably expected to total less than $200 during a year. However, eligible rollover distributions from a Participant's Roth Deferral Contribution account are taken into account in determining whether the total amount of the Participant's account balances under the Plan exceed the Plan's limits for purposes of mandatory distributions from the Plan.
>
> **Section 13.07(c)** If the Plan procedures allow a Participant to elect a direct rollover of only a portion of an eligible rollover distribution, but only if the amount rolled over is at least $500, then this procedure shall be applied by treating any amount distributed from a Participant's Roth Deferral Contribution account as a separate distribution from any amount distributed from the Participant's other Accounts in the Plan, even if the amounts are distributed at the same time.

**Section 13.08 – Automatic Enrollment** To the extent that a Participant's Pre-Tax Contributions are made pursuant to the automatic enrollment provisions of Section 3.01, no portion thereof shall be treated as a Roth Deferral Contribution.

**Section 13.09 – Catch-Up Contributions** Catch-up contributions under Section 3.04 may be made as Roth Deferral Contributions.

**Section 13.10 – Operational Compliance** The Committee will administer Roth Deferral Contributions in accordance with the requirements of Section 3.06 and other applicable regulations or binding authority not reflected in the Plan. Any applicable regulations or other binding authority shall supersede any contrary provisions of the Plan."

(F) Section 1.13 of Supplement SM is amended, effective September 10, 2006, to add the following to the end thereof:

"1.13 **Employee** . . .

Effective September 10, 2006, the Malt Business was sold.

Effective July 23, 2007, those Employees employed at the Employer's Consumer Foods-Alexia Company shall be covered under this Supplement SM.

Effective September 4, 2007, those Employees employed at the Employer's International Fertilizer Company at Boonville, Missouri shall be covered under this Supplement SM.

Effective October 22, 2007, those Employees employed at the Employer's Lamb-Weston Prosser, WA location shall be covered under this Supplement SM.

Effective January 4, 2008, the Edina Snack Plant was closed.

(G) Section 5.02 of Supplement SM is amended, effective September 10, 2006, to read as follows:

"5.02 **Amount of Distributions/Distributable Events** - Employees who terminated employment with ConAgra Foods, Inc. on September 18, 2002 as a result of the divestiture of the ConAgra Foods, Inc. Red Meat Companies, shall be fully vested in their Accounts under this Plan, regardless of their years of Service, effective September 18, 2002.

For any Participant employed by Lamb-Weston who had an account balance under the Prior Plan on December 31, 2004, the full value of his Accounts shall be distributable to such a Participant who terminates employment on or after the attainment of age 55 for any reason regardless of his years of Service.

Participants who terminated employment with the Employer as a result of the closure of the Seafood operations, shall be fully vested in their Accounts, regardless of their years of Service, effective March 31, 2006.

Participants who terminated employment with the Employer as a result of the divestiture of the Cook's Family Foods, shall be fully vested in their Accounts, regardless of their years of Service, effective April 2, 2006.

Participants who terminated employment with the Employer as a result of the sale of the Refrigerated Foods and Deli Foods Cheese locations to Fairmount Food Group shall be fully vested in their Accounts, regardless of their years of Service, effective August 7, 2006.

Participants who terminated employment with the Employer as a result of the sale of the Malt Business shall be fully vested in their Accounts regardless of their years of Service, effective September 10, 2006.

Participants who terminated employment with the Employer as a result of the sale of Refrigerated Foods – Hastings, NE Meats to Smithfields – Farmland, Refrigerated Foods – Meats to Smithfields – John Morrell Company, Refrigerated Foods – Turkey to Smithfields Carolina Turkey Company and Frozen Foods Group – Mama Rosa's Sidney, OH to Plaza Belmont, shall be fully vested in their Accounts, regardless of their years of Service, effective October 2, 2006.

Participants who terminated employment with the Employer as a result of the closure of the Edina Snack Plant shall be fully vested in their Accounts regardless of their years of Service, effective January 4, 2008."

(H) Section 3.01(a)(2) of Supplement SW is amended to read as follows:

**"3.01(a)(2)** <u>**Pre-Tax Contributions**</u> In addition to his Mandatory Contribution, for each Accounting Year a Participant who is not a Highly Compensated Employee may make voluntary Pre-Tax Contributions of not less than 1% nor more than 23% of his Compensation for the Accounting Year in 1% increments; provided, however, that in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 35% of his Compensation for the Accounting Year.

For each Accounting Year a Participant who is a Highly Compensated Employee may make voluntary Pre-Tax Contributions of not less than 1% nor more than 13% of his Compensation for the Accounting Year in 1% increments; provided, however, that in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 25% of his Compensation for the Accounting Year."

(I) Section 4.02(a) of Supplement SW is amended to read as follows:

**"4.02(a)** <u>**Direction by Employees**</u> All Basic Matching Contributions, Return on Equity Matching Contributions, Company Contributions and Profit Sharing Contributions shall be invested as provided in Section 4.02(a) of the Plan.

Executed this 11th day of December, 2007, effective as provided herein.

**CONAGRA FOODS, INC.**

By 

**Pete Perez**
**EVP, Human Resources**

m:\kcm\cga\crsp\014ram14.doc

120507

**SUMMARY OF THE CHANGES**
**CONTAINED IN**
**FOURTEENTH AMENDMENT**
**TO THE**
**CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN**
**(Amended and Restated Effective January 1, 2005)**

(A) Sections 3.01(a) and (b) are amended to change the pre-tax contribution limits for highly compensated employees from 12% to 15% and the combined pre-tax and after-tax contributions for highly compensated employees from 22% to 25%.

(B) Section 4.01 is amended to freeze transfers into the ConAgra Foods Stock Fund as of December 31, 2007 and to add the Target Retirement Funds as eligible investment funds.

(C) Section 4.02(a) is amended to change the default investment direction to the applicable Target Retirement Fund.

(D) Section 5.02(b) is amended to provide 100% vesting as a result of certain sales.

(E) Article XIII is added to provide Roth 401(k) deferrals.

(F) Section 1.13 of Supplement SM is amended for certain acquisitions, sales and closures.

(G) Section 5.02 of Supplement SM is amended to provide 100% vesting as a result of the sale of the Malt Business and the closure of the Edina Snack Plant.

(H) Section 3.01(a)(2) of Supplement SW is amended to change the pre-tax contribution limits and the combined pre-tax and after-tax contribution limits.

(I) Section 4.02(a) of Supplement SW is amended to change the automatic investment direction for Company Contributions and Profit Sharing Contributions.

m:\kcm\cga\crisp\014ram14.doc

111407

**FOURTEENTH AMENDMENT**
**TO THE**
**CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN**
**FOR HOURLY RATE PRODUCTION EMPLOYEES**
**(Amended and Restated Effective January 1, 2002)**

The ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees ("Plan") is hereby amended, effective December 3, 2007, except as otherwise provided, in the following respects:

(A) Section 1.13 to Supplement RR is amended to read as follows, effective September 5, 2007:

**"1.13** <u>Employee</u> - Those Employees employed by the Employer as follows:

a) miscellaneous Northwest Fabrics, Peavey and Wheelers locations who are not included in a collective bargaining unit;

b) effective July 1, 1996, those Employees employed by the Employer at SWANK and JRRW Transport;

c) effective February 15, 1997, those Employees employed by the Employer at its Atchison, Kansas facility who are included in a collective bargaining unit;

d) effective February 15, 1997, those Employees employed by the Employer at its Gilroy Foods facility; and effective October 27, 1997, those Employees at the Employer's Trading & Processing facility in Marshfield, Wisconsin;

e) effective February 1, 1998, those Employees at the Employer's Trading & Processing facility in Wisconsin, Deforest, Wisconsin, Prairie Duchein, Wisconsin, Wells, Minnesota, and Hayward, Minnesota;

f) effective March 1, 1998, those Employees at the Employer's Trading & Processing facilities in Jacksonville, Florida;

g) effective May 4, 1998, those Employees employed at the Employer's Armour Swift-Eckrich facility at Dixon, Illinois, who are not included in a unit of collective bargaining;

h) effective January 1, 1999, those Employees employed at the

Employer's Frozen Foods facilities at Oklahoma city, Oklahoma, Sydney, Ohio, and Troy Ohio, as well as Employees in the Employer's Gilardi administrative and DSD sales units, who are not included in a unit of collective bargaining;

i) effective April 1, 2001, those Employees employed at the Employer's Grocery Products facility at Humboldt, Tennessee, who are not included in a unit of collective bargaining;

j) effective January 1, 2004, those hourly Employees employed at the Employer's Refrigerated Foodservice/Signature facility at South Holland, Illinois, who are not included in a unit of collective bargaining.

k) effective June 1, 2004, those Employees employed at the Employer's Refrigerated Foodservice facility at Compton, California (Fernando's Foods) who are either (i) not included in a unit of collective bargaining or (ii) covered by a collective bargaining agreement with the International Brotherhood of Teamsters, Local #630.

l) effective June 14, 2004, those Employees employed at the Employer's Refrigerated Foods Group facility at Holland, Michigan, who are covered by a collective bargaining agreement with the International Brotherhood of Teamsters, Local #406.

m) effective June 1, 2005, those Employees employed at the Employer's Grocery Foods Group facility at the Memphis Refinery, who are covered by a collective bargaining agreement with the United Foods and Commercial Workers, Local #515.

n) effective February 28, 2005, those Employees employed at the Employer's Culinary Products at Longmont, Colorado (previously covered under Supplement VA).

o) effective September 5, 2007, those hourly Employees employed at the Lincoln Snacks facility at Lincoln, Nebraska.

Effective March 31, 2006, the seafood operations were divested from the Employer.

Effective August 7, 2006, the Refrigerated Foods and Deli Foods Cheese locations were sold to Fairmount Foods Group.

Effective October 2, 2006, Refrigerated Foods – Hastings, NE Meats was sold to Smithfields – Farmland, Refrigerated Foods – Meats was sold to Smithfields – John Morrell Company, Frozen Foods Group – Mama Rosa's Sidney, OH was sold to Plaza Belmount and Refrigerated Foods – Turkey was sold to Carolina Turkey Company."

(B) Section 1.33 to Supplement RR is added to read as follows:

**"1.33** **"Prior Plan"** - With respect to hourly Employees employed by Lincoln Snacks, the Prior Plan is the Lincoln Snacks Company Employee Retirement & 401(k) Plan."

(C) Section 1.38 to Supplement RR is added to read as follows:

**"1.38** **"Service"** - For Lincoln Snacks Employees, Service shall include Years of Service under the Prior Plan prior to September 5, 2007, provided that such Years of Service will include a full year for the period from January 1, 2007 to September 5, 2007, whether or not the Participant was credited with 1,000 Hours of Service during that period."

(D) Section 2.01(a) to Supplement RR is added to read as follows:

**"2.01(a)** **Current Participants** - Each Lincoln Snacks Employee who was an hourly participant in the Lincoln Snacks Company Employee Retirement & 401(k) Plan as of September 4, 2007, shall become a Participant as of September 5, 2007."

(E) Section 4.02(c) to Supplement RR is added to read as follows:

**"4.02(c)** **Change of Investment for Current Accounts** Hourly Participants employed by Lincoln Snacks shall have their Prior Plan Accounts automatically reinvested as follows based upon the investments of their Accounts in the Prior Plan.

| Prior Plan Account balances invested in the following Prior Plan investment funds | Will be reinvested in the following investment funds of this Plan |
|---|---|
| M&I Stable Principal | Fidelity's CRISP Interest Income |
| PIMCO Total Return | Vanguard Total Bond Market Index-Inst. Shares |
| M&I Target Retire 2010 | Fidelity Asset Manager – Investment Allocation |
| M&I Target Retire 2020 | Fidelity Asset Manager – Investment Allocation |
| M&I Target Retire 2030 | Fidelity Asset Manager – Investment Allocation |
| M&I Target Retire 2040 | Fidelity Asset Manager – Investment |

| | |
|---|---|
| | Allocation |
| M&I Target Retire 2050 | Fidelity Asset Manager – Investment Allocation |
| Vanguard 500 Index | Vanguard Institutional Index Fund – Plus Shares |
| Dodge & Cox Stock – Large Value | American Century Large Cap Value |
| Goldman Sachs Mid Cap Value | T Rowe Price Mid Cap Value Shares |
| Growth Fd of America – Large Growth | T Rowe Price Large Cap Growth Stock |
| American EuroPacific | Vanguard International Growth – Admiral Shares |
| Munder Mid Cap Core Growth | Century Small Cap Select – Inst. Shares |
| Buffalo Small Cap | Century Small Cap Select – Inst. Shares |
| WF Adv Small Cap Val | Century Small Cap Select – Inst. Shares |

"

(F) Section 5.02 to Supplement RR is amended to read as follows:

"5.02 **Amount of Distributions/Distributable Events** Participants who terminated employment with the Employer as a result of the divestiture of the Employer's seafood operations, shall be fully vested in their Accounts, regardless of their years of Service, effective March 31, 2006.

Participants who terminated employment with the Employer as a result of the sale of the Refrigerated Foods and Deli Foods Cheese locations, shall be fully vested in their Accounts, regardless of their years of Service, effective August 7, 2006.

Participants who terminated employment with the Employer as a result of the sale of Refrigerated Foods – Hastings, NE Meats, Refrigerated Foods – Meats, Frozen Foods Group – Mama Rosa's Sidney, OH and Refrigerated Foods – Turkey shall be fully vested in their Accounts, regardless of their years of Service, effective October 2, 2006.

For Lincoln Snacks Participants, the provisions of Section 5.02 shall apply, except that their Prior Plan Accounts will be fully vested as of December 3, 2007. "

(G) Section 5.04 to Supplement RR is added to read as follows:

"5.04 **Forms of Distribution** For Lincoln Snacks Participants, the provisions of Section 5.04 shall apply, which means that certain forms of distribution that were available under the Prior Plan will not be available under this Plan."

Executed this 15TH day of November, 2007, effective as provided herein.

**CONAGRA FOODS, INC.**

By 

**Pete Perez**
**EVP, Human Resources**

m:\kcm\cga\crisp\018ram14i.doc

111407

**SUMMARY OF THE CHANGES
CONTAINED IN THE
FOURTEENTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2002)**

(A) Section 1.13 to Supplement RR is amended to include hourly Lincoln Snacks Employees.

(B) Section 1.33 to Supplement RR is added to define the Prior Plan for the hourly Lincoln Snacks Employees.

(C) Section 1.38 to Supplement RR is added to include Years of Service under the Prior Plan for the hourly Lincoln Snacks Employees, including a full year for the period from January 1, 2007 to September 5, 2007.

(D) Section 2.01(a) to Supplement RR is added to automatically cover participants from the Prior Plan.

(E) Section 4.02(c) to Supplement RR is added to map the movement of investments from Lincoln Snacks investment funds to CRISP investment funds.

(F) Section 5.02 to Supplement RR is amended to fully vest Prior Plan Accounts.

(G) Section 5.04 to Supplement RR is added to reflect the elimination of certain forms of distribution that were available under the Prior Plan.

m:\kcm\cga\crisp\018ram14.doc

120707

**FIFTEENTH AMENDMENT**
**TO THE**
**CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN**
**FOR HOURLY RATE PRODUCTION EMPLOYEES**
**(Amended and Restated Effective January 1, 2002)**

The ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees ("Plan") is hereby amended, effective January 1, 2008, except as otherwise provided, in the following respects:

(A) Section 4.01 is amended to read as follows:

**"Section 4.01 - Investment Funds**
There shall be established within the Trust Fund the following investment funds selected by the Committee. Except for amounts temporarily held pending investment and amounts held for disbursement, monies invested in the respective investment funds shall be invested in the manner described below:

The Shorter-Term Fixed Income Fund shall be invested in fixed income securities generally maturing not more than 6 years following the date of purchase.

The Longer-Term Fixed Income Fund shall be invested in fixed income securities of the U.S. Government and investment grade corporate fixed income securities generally maturing between 5 and 7 years following the date of purchase.

The Investment Allocation Fund shall be invested in a mixture of stock and bonds of U.S. and foreign corporations and short-term fixed income instruments.

The Equity Index Fund shall be invested in those securities included in the Standard and Poor's 500 with the investment in each security generally proportionate to its relative market value among all securities included in such index.

The Large-Cap Value Fund shall be invested in large, well-established companies that are believed to be undervalued.

The Mid-Cap Value Fund shall be invested in profitable established companies that have grown from small to midsize, and larger companies that have fallen out of favor but are expected to recover.

The Large-Cap Growth Stock Fund shall be invested in stocks of large companies that are expected to grow at above average rates (effective August 2, 2004).

The International Equity Growth Fund shall be invested exclusively in the equity securities of companies based outside of the United States that, in the opinion of the fund's manager, are expected to achieve above-average growth.

The ConAgra Foods Stock Fund shall be invested in Employer Stock. Notwithstanding any other provision of this Plan, there shall be no new investments into the ConAgra Foods Stock Fund after December 31, 2007.

The Small Cap Select Fund shall be invested in the equity securities of smaller companies that are believed to be undervalued (effective September 30, 2005).

The Target Retirement Funds shall be invested in a mixture of stock and bonds with weightings varying depending on the Participant's chosen projected retirement date.

The Committee may add or eliminate investment funds at its discretion, without formal amendment to this Plan document."

(B) Section 4.02(a) is amended to read as follows:

"**Section 4.02(a) - Direction by Employees** Unless otherwise provided in an applicable Supplement, a Participant may direct the investment of his combined contributions to his Pre-Tax Contribution Account, After-Tax Contribution Account, Matching Contribution Account, Rollover Account or Transfer Account in 1% increments among the Plan's investment funds.

An Eligible Employee shall direct the investment of his Accounts upon his initial enrollment in the Plan. In the absence of any direction, the contributions shall be invested in the Target Retirement Fund applicable to the Participant based on his date of birth as specified by the Committee. Automatic Employee Contributions shall be invested in the Target Retirement Fund applicable to the Participant based on his date of birth as specified by the Committee, unless the Participant has directed the investment of all or any portion of his contributions among the Plan's investment funds."

(C) Section 5.02(b) is amended, effective November 20, 2006, to add the following to the end thereof:

"**Section 5.02(b)**

. . .

Notwithstanding any other provision hereof or any Supplement hereto, Participants who terminated employment with the Employer in connection with the sale of the

Food Ingredients operation at the South Sioux City, Nebraska Mill shall be fully vested in their Accounts, effective November 20, 2006."

(D) Article XIII is added to read as follows:

**"ARTICLE XIII**

**ROTH 401(K) DEFERRALS**

**Section 13.01 – Eligibility for Roth Deferrals**
The Plan's definitions and terms are amended as follows to allow for Roth Deferral Contributions as of January 1, 2008. Roth Deferral Contributions shall be treated in the same manner as Pre-Tax Contributions for all Plan purposes except as provided in this Article. The Committee may, in operation, implement deferral election procedures consistent with Section 3.01, provided such procedures are communicated to Participants and permit Participants to modify their elections at least once each Accounting Year. All Participants eligible to make Pre-Tax Contributions shall be eligible to make Roth Deferral Contributions, provided that Puerto Rican Employees and Employees included in a unit of collective bargaining will not be eligible to make Roth Deferral Contributions.

**Section 13.02 – Separate Designation and Accounting**
"Roth Deferral Contributions" means a Participant's Pre-Tax Contributions that are includible in the Participant's gross income at the time deferred and have been irrevocably designated as Roth Deferral Contributions by the Participant in his or her deferral election. A Participant's Roth Deferral Contributions will be separately accounted for, as will gains and losses attributable to those Roth Deferral Contributions, in a Roth Deferral Contribution account. The Roth Deferral Contribution account shall be a sub-account of the Participant's Pre-Tax Contribution Account. However, forfeitures may not be allowed to such account. The Plan shall maintain a record of a Participant's Roth Deferral Contributions that have not been distributed. Roth Deferral Contributions are not considered Employee contributions for Plan purposes.

**Section 13.03 – Ordering Rules for Distributions**
Anything contained in the Plan to the contrary notwithstanding, whenever a Participant's Pre-Tax Contributions are to be distributed the Participant may elect whether Pre-Tax Contributions or Roth Deferral Contributions shall be distributed first. Absent such an election, the Committee operationally shall implement an ordering rule procedure for this purpose.

**Section 13.04 – Corrective Distributions Attributable to Roth Deferral Contributions**
For any Accounting Year in which a Participant may make both Roth Deferral Contributions and Pre-Tax Contributions, the Committee operationally shall implement an ordering rule procedure for the distribution of Excess Deferrals (Code

Section 402(g)), Excess Contributions (Code Section 401(k)), Excess Aggregate Contributions (Code Section 401(m)), and Excess Annual Additions (Code Section 415). Such ordering rules shall specify whether Pre-Tax Contributions or Roth Deferral Contributions are distributed first, to the extent such type of deferral contribution was made for the year.

**Section 13.05 – Hardship Distributions**
A Participant's Roth Deferral Contributions shall be available for hardship withdrawals pursuant to Section 5.07(b), subject to the same conditions that apply to Pre-Tax Contributions.

**Section 13.06 – Loans**
A Participant's Roth Deferral Contributions shall be available for a loan pursuant to Section 6.01, subject to the same conditions that apply to Pre-Tax Contributions.

**Section 13.07 – Rollovers**
A direct rollover of a distribution from a Participant's Roth Deferral Contribution account shall only be made to another Roth Deferral Contribution account of an applicable retirement plan as described in Code Section 402A(e)(1) or to a Roth IRA as described in Code Section 408A, and only to the extent the rollover is permitted under the rules of Code Section 402(c).

**Section 13.07(a)** The Plan shall not accept rollover contributions to a Participant's Roth Deferral Contribution account.

**Section 13.07(b)** The Plan shall not provide for a direct rollover (including an automatic rollover) for distributions from a Participant's Roth Deferral Contribution account if the amount of the distributions that are eligible rollover distributions are reasonably expected to total less than $200 during a year. In addition, any distribution from a Participant's Roth Deferral Contribution account is not taken into account in determining whether distributions from a Participant's other Accounts are reasonably expected to total less than $200 during a year. However, eligible rollover distributions from a Participant's Roth Deferral Contribution account are taken into account in determining whether the total amount of the Participant's account balances under the Plan exceed the Plan's limits for purposes of mandatory distributions from the Plan.

**Section 13.07(c)** If the Plan procedures allow a Participant to elect a direct rollover of only a portion of an eligible rollover distribution, but only if the amount rolled over is at least $500, then this procedure shall be applied by treating any amount distributed from a Participant's Roth Deferral Contribution account as a separate distribution from any amount distributed from the Participant's other Accounts in the Plan, even if the amounts are distributed at the same time.

**Section 13.08– Automatic Enrollment**
To the extent that a Participant's Pre-Tax Contributions are made pursuant to the automatic enrollment provisions of Section 3.01, no portion thereof shall be treated as a Roth Deferral Contribution.

**Section 13.09 – Catch-Up Contributions**
Catch-up contributions under Section 3.04 may be made as Roth Deferral Contributions.

**Section 13.10 – Operational Compliance**
The Committee will administer Roth Deferral Contributions in accordance with the requirements of Section 3.06 and other applicable regulations or binding authority not reflected in the Plan. Any applicable regulations or other binding authority shall supersede any contrary provisions of the Plan."

(E) Section 4.02 to Supplement DA is amended to read as follows:

**"4.02** **Investment of Accounts** - A Participant's share of Employer Contributions made to the Plan pursuant to Section 3.02 of this Supplement shall be invested in the same manner as the Participant has elected for his Pre-Tax Contributions. Absent such an election, the Employer Contribution shall be initially invested in the Target Retirement Fund applicable to the Participant based on his date of birth as specified by the Committee, but a Participant may elect to change the investment as provided in Section 4.02(c) of the Plan."

(F) Section 1.13 to Supplement GF is amended to read as follows:

**"1.13** **Employee** - Effective September 1, 1997, those Employees employed at the Employer's Trading and Processing facility in Decatur, Alabama; and effective July 25, 1997, those Employees employed at the Employer's Trading and Processing facility in Atchison, Kansas, and effective November 17, 1997, those Employees employed at the Employer's Trading and Processing facility in Chester, Illinois, who are included in a unit of collective bargaining represented by the American Federation of Grain Millers.

Effective June 1, 2003, ConAgra Refrigerated Foods/DSD Group non-manager employees classified as a route sales person or relief sales person at the following locations became covered under this Supplement: Evansville, Greensburg, Brazil, South Bend, Findlay, Cleveland, Fort Wayne, Detroit, Marshall, Alma, Columbus, Anderson. Effective July 14, 2003, these employees shall no longer be covered under this Supplement and shall be covered under Supplement GB.

Effective June 16, 2003, the Atchison, Kansas union employees shall no longer be covered under this Supplement and shall be covered under Supplement ML.

Effective August 27, 2003, the Decatur, Alabama facility was closed.

Effective January 1, 2007, the Chester, Illinois employees shall no longer be covered under this Supplement and shall be covered under Supplement ML.

Effective January 1, 2008, the Decatur, Alabama Mill employees shall no longer be covered under this Supplement and shall be covered under Supplement ML."

(G) Sections 1.13 to Supplement HL is amended to read as follows, effective October 22, 2007:

"**1.13** **Employee** - Those hourly Employees employed at the Employer's Foodservice Company - Lamb-Weston (i) at the Richland, Hermiston, Boardman, Columbia Blend, Twin Falls, Hollyridge, or Quincy (effective August 1, 2005) Plants who are not included in a collective bargaining unit or (ii) who are included in a collective bargaining unit represented by the International Union of Operating Engineers, Local #280 at the Connell, Washington facility. Effective October 10, 2005, those hourly Employees who are included in a collective bargaining unit represented by the Teamsters Local #556 (formerly Local 280) at Weston, Oregon or the Teamsters Local #839 at Pasco, Washington. Effective May 30, 2005, exception hourly Employees at the following locations/facilities shall not be covered under this Supplement HL of this Plan, but shall be covered under Supplement SM of the ConAgra Foods Retirement Income Savings Plan: Lamb-Weston Administration Headquarters, Lamb-Weston Technical Center, and Lamb-Weston Illinois Sales. Effective May 19, 2006, those hourly Employees employed at the Lamb-Weston Morrow Processing facility. Effective October 22, 2007, those hourly Employees employed at the Lamb-Weston Twin City Foods (Prosser, WA) Plant.

(H) Sections 3.01(b) and (c) to Supplement HL are added/amended to read as follows:

"**3.01(b)** **Voluntary Pre-Tax Contributions** The provisions of Section 3.01(b) will apply except that the Highly Compensated Employee Pre-Tax Contribution limit shall be 15% (rather than 12%) and the Highly Compensated Employee combined Pre-Tax Contribution and After Tax Contribution limit shall be 25% (rather than 22%).

**3.01(c)** **After-Tax Contributions** The provisions of Section 3.01(c) will apply except that the Highly Compensated Employee combined Pre-Tax

Contribution and After Tax Contribution limit shall be 25% (rather than 22%)."

(l) Schedule A to Supplement ML is amended to read as follows:

**"SCHEDULE A**
**SUPPLEMENT ML**

| Location | Operating Co. | Effective Date |
|---|---|---|
| Atchison, KS | Food Ingredients | 06/16/2003 |
| Alton, IL - AFGM | Grain | 07/01/1996 |
| Blackwell, OK - AFGM | Grain | 04/25/1997 |
| Buffalo, NY - AFGM | Grain | 04/25/1997 |
| Carrollton, MI | Food Ingredients | 01/01/2008 |
| Chester, IL | Food Ingredients | 01/01/2007 |
| Commerce City, CO - AFGM | Grain | 12/01/1996 |
| Conners Point, WI - AFGM | Trad'g & Proc'g | 08/01/2000 |
| Council Bluffs, IA - AFGM | Grain | 12/01/1998 to 07/14/2000 |
| Decatur, AL | Food Ingredients | 01/01/2008 |
| Denver, CO - AFGM | Grain | 12/01/1996 |
| East St. Louis, IL | Grain | 12/01/1998 |
| Freemont, NE - AFGM | Grain | 06/01/1994 |
| Grand Forks, ND - AFGM | Grain | 12/01/1998 |
| Hastings, MN - AFGM | Grain | 07/01/1996 |
| Highspire, PA - AFGM | Trad'g & Proc'g | 03/01/1999 |
| Kalama, WA - ILA (AFL-CIO) | Trad'g & Proc'g | 02/06/1998 |
| Martins Creek, PA | Food Ingredients | 04/01/2001 |
| Minneapolis, MN (Elec. Steel) - IBT | Trad'g & Proc'g | 08/01/1999 |
| New Prague, MN - AFGM | Grain | 04/25/1997 |
| No. Kansas City, MO - AFGM | Grain | 04/25/1997 |
| Omaha, NE "A" - AFGM | Grain | 06/01/1994 |
| Omaha, NE "B" - AFGM | Grain | 06/01/1994 |
| Omaha, NE "B" Mnt - AFGM | Grain | 06/01/1994 |
| Paulina, LA | | |
| St. Elmo Terminal (Peavey) - OC | Trad'g & Proc'g | 08/01/2000 |
| Rapid City, SD - AFGM | Trad'g & Proc'g | 03/12/1998 |
| Shakopee, MN – AFGM | Food Ingredients | 08/01/2005 |
| Sherman, TX - AFGM | Grain | 03/01/1998 |
| South Sioux City, NE - AFGM | Trad'g & Proc'g | 10/01/1998 |
| St. Joseph, MO - AFGM | Grain | 12/01/1998 |
| St. Paul, MN (Red Rock)-IUOE | Trad'g & Proc'g | 05/01/2003 |
| Superior, WI - AFGM | Grain | 07/01/1996 |
| Tampa, FL | Trad'g & Proc'g | 05/01/1999 |
| Treichlers, PA | Food Ingredients | 04/01/2001 |
| York, PA - IBT | Trad'g & Proc'g | 11/01/2000" |

(J) Section 4.02 of Supplement MN is amended to read as follows:

> "**4.02** <u>**Investment of Accounts**</u> All Employer Contributions shall be invested as provided in Section 4.02(a) of the Plan."

(K) Section 4.02 of Supplement QA is amended to read as follows:

> "**4.02** <u>**Investment of Accounts**</u> - All Employer Contributions shall be invested as provided in Section 4.02(a) of the Plan."

(L) Section 4.02 of Supplement QD is amended to read as follows:

> "**4.02** <u>**Investment of Accounts**</u> - All Employer Contributions shall be invested as provided in Section 4.02(a) of the Plan."

(M) Section 1.13 of Supplement RM, is amended to add the following to the end thereof, effective September 4, 2007:

> "**1.13** . . .
>
> Effective September 4, 2007, Hourly Employees of International Fertilizer at Boonville, Missouri shall be covered under this Supplement."

(N) Sections 3.01(b) and (c) to Supplement RM are added/amended to read as follows:

> "**3.01(b)** <u>**Voluntary Pre-Tax Contributions**</u> The provisions of Section 3.01(b) will apply except that the Highly Compensated Employee Pre-Tax Contribution limit shall be 15% (rather than 12%) and the Highly Compensated Employee combined Pre-Tax Contribution and After Tax Contribution limit shall be 25% (rather than 22%).
>
> **3.01(c)** <u>**After-Tax Contributions**</u> The provisions of Section 3.01(c) will apply except that the Highly Compensated Employee combined Pre-Tax Contribution and After Tax Contribution limit shall be 25% (rather than 22%)."

(O) Section 4.02 of Supplement RN is amended to read as follows:

> "**4.02** <u>**Investment of Accounts**</u> All additional employer contributions made to the Plan pursuant to Section 3.02(c) of this Supplement shall be invested as provided in Section 4.02(a) of the Plan."

(P) Section 1.13 to Supplement RR is amended, effective January 4, 2008, to add the following to the end thereof:

"1.13 **Employee**

. . .

Effective January 4, 2008, the Edina Snack Foods facility was closed."

(Q) Sections 3.01(b) and (c) to Supplement RR are added/amended to read as follows:

"3.01(b) **Voluntary Pre-Tax Contributions** The provisions of Section 3.01(b) will apply except that the Highly Compensated Employee Pre-Tax Contribution limit shall be 15% (rather than 12%) and the Highly Compensated Employee combined Pre-Tax Contribution and After Tax Contribution limit shall be 25% (rather than 22%).

3.01(c) **After-Tax Contributions** The provisions of Section 3.01(c) will apply except that the Highly Compensated Employee combined Pre-Tax Contribution and After Tax Contribution limit shall be 25% (rather than 22%)."

(R) Section 5.02 to Supplement RR is amended to read as follows, effective January 4, 2008:

"5.02 **Amount of Distributions/Distributable Events** Participants who terminated employment with the Employer as a result of the divestiture of the Employer's seafood operations, shall be fully vested in their Accounts, regardless of their years of Service, effective March 31, 2006.

Participants who terminated employment with the Employer as a result of the sale of the Refrigerated Foods and Deli Foods Cheese locations, shall be fully vested in their Accounts, regardless of their years of Service, effective August 7, 2006."

Participants who terminated employment with the Employer as a result of the sale of Refrigerated Foods – Hastings, NE Meats, Refrigerated Foods – Meats, Frozen Foods Group – Mama Rosa's Sidney, OH and Refrigerated Foods – Turkey shall be fully vested in their Accounts, regardless of their years of Service, effective October 2, 2006.

Participants who terminated employment with the Employer as a result of the closure of the Edina Snack Plant, shall be fully vested in their Accounts, regardless of their years of Service, effective January 4, 2008.

(S) Sections 3.01(b) and (c) to Supplement RW are amended to read as follows:

**"3.01(b)** **Pre-Tax Contributions** - In addition to his Mandatory Contribution, for each Accounting Year a Participant who is not a Highly Compensated Employee may make voluntary Pre-Tax Contributions of not less than 1% nor more than 23% of his Compensation for the Accounting Year in 1% increments; provided, however, that in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 35% of his Compensation for the Accounting Year.

For each Accounting Year a Participant who is a Highly Compensated Employee may make voluntary Pre-Tax Contributions of not less than 1% nor more than 13% of his Compensation for the Accounting Year in 1% increments; provided, however, that in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 25% of his Compensation for the Accounting Year.

**3.01(c)** **After-Tax Contributions** - The provisions of Section 3.01(c) will apply except that the Highly Compensated Employee combined Pre-Tax Contribution and After Tax Contribution limit shall be 25% (rather than 22%)."

(T) Section 4.02 of Supplement RW is amended to read as follows:

**"4.02** **Investment of Accounts** - All Basic Matching Contributions, Return on Equity Matching Contributions, Company Contributions and Profit Sharing Contributions shall be invested as provided in Section 4.02(a) of the Plan."

(U) Section 4.02 of Supplement UQ is amended to read as follows:

**"4.02** **Investment of Accounts** - All Employer Contributions shall be invested as provided in Section 4.02(a) of the Plan."

(V) Section 4.02 of Supplement UR is amended to read as follows:

**"4.02** **Investment of Accounts** - A Participant may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of his Pre-Tax Contributions. In the event a Participant does not make an election with respect to his share of Employer Contributions, such Employer Contributions shall be invested in the Target Retirement Fund applicable to the Participant based on his date of birth as specified by the Committee."

(W) Section 4.02 of Supplement US is amended to read as follows:

**"4.02** **Investment of Accounts** - A Participant may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of his Pre-Tax Contributions. In the event a Participant does not make an election with respect to his share of Employer Contributions, such Employer Contributions shall be invested in the Target Retirement Fund applicable to the Participant based on his date of birth as specified by the Committee."

(X) Section 4.02 of Supplement UT is amended to read as follows:

"**4.02** **Investment of Accounts** - All Employer Contributions shall be invested as provided in Section 4.02(a) of the Plan."

(Y) Section 4.01 of Supplement 60 is deleted.

(Z) Section 4.02 of Supplement 60 is added to read as follows:

"**4.02** **Investment Funds** All Matching Contributions made to the Plan pursuant to this Supplement shall be invested as provided in Section 4.02(a) of the Plan."

Executed this 11th day of December 2007, effective as provided herein.

**CONAGRA FOODS, INC.**



By ____________________
**Pete Perez**
**EVP, Human Resources**

m:\kcm\cga\crisp\018ram15.doc

120507

# SUMMARY OF THE CHANGES
# CONTAINED IN THE
# FIFTEENTH AMENDMENT
# TO THE
# CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
# FOR HOURLY RATE PRODUCTION EMPLOYEES
# (Amended and Restated Effective January 1, 2002)

(A) Section 4.01 is amended to freeze transfers into the ConAgra Foods Stock Fund as of December 31, 2007 and to add the Target Retirement Funds as eligible investment funds.

(B) Section 4.02(a) is amended to change the investment direction of automatic employee contributions to the applicable Target Retirement Fund.

(C) Section 5.02(b) is amended to provide 100% vesting as a result of the sale of the Food Ingredients operation at the South Sioux City, Nebraska Mill.

(D) Article XIII is added to provide Roth 401(k) deferrals.

(E) Section 4.02 to Supplement DA is amended to change the default investment direction to the applicable Target Retirement Fund.

(F) Section 1.13 to Supplement GF is amended to move employees at the Decatur, AL Mill to Supplement ML.

(G) Section 1.13 to Supplement HL is amended to add the Twin City Foods (Prosser, WA) Plant.

(H) Sections 3.01(b) and (c) to Supplement HL are added/amended to change the pre-tax contribution limits for HCEs from 12% to 15% and the combined pre-tax and after-tax contribution limits for HCEs from 22% to 25%.

(I) Schedule A to Supplement ML is amended to move employees at the Decatur, AL Mill to Supplement ML.

(J) Section 4.02 to Supplement MN is amended to change the investment direction to match current direction of employee contributions.

(K) Section 4.02 to Supplement QA is amended to change the investment direction to match current direction of employee contributions.

(L) Section 4.02 to Supplement QD is amended to change the investment direction to match current direction of employee contributions.

(M) Section 1.13 to Supplement RM is amended to add the International Fertilizer at Boonville, MO location.

(N) Sections 3.01(b) and (c) to Supplement RM are added/amended to change the pre-tax contribution limits for HCEs from 12% to 15% and the combined pre-tax and after-tax contribution limits for HCEs from 22% to 25%.

(O) Section 4.02 of Supplement RN is amended to change the default investment direction to match current direction of employee contributions.

(P) Section 1.13 to Supplement RR is amended to provide for the closure of the Edina Snack Plant.

(Q) Sections 3.01(b) and (c) to Supplement RR are added/amended to change the pre-tax contribution limits for HCEs from 12% to 15% and the combined pre-tax and after-tax contribution limits for HCEs from 22% to 25%.

(R) Section 5.02 to Supplement RR is amended to provide 100% vesting as a result of the closure of the Edina Snack Plant.

(S) Sections 3.01(b) and (c) to Supplement RW are amended to change the pre-tax contribution limits and the combined pre-tax and after-tax contribution limits.

(T) Section 4.02 of Supplement RW is amended to change the default investment direction to match current direction of employee contributions.

(U) Section 4.02 to Supplement UQ is amended to change the investment direction to match current direction of employee contributions.

(V) Section 4.02 to Supplement UR is amended to change the default investment direction to match current direction of employee contributions.

(W) Section 4.02 to Supplement US is amended to change the default investment direction to match current direction of employee contributions.

(X) Section 4.02 to Supplement UT is amended to change the investment direction to match current direction of employee contributions.

(Y) Section 4.01 to Supplement 60 is removed.

(Z) Section 4.02 to Supplement 60 is added to change the investment direction to match current direction of employee contributions.



END